FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Form 6-K dated September 15, 2003

CELLCO FINANCE N.V.

Caracasbaaiweg 199

Curacao

Netherlands Antilles

Registration Nos. 333-9458

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

Overview

This is the quarterly report for the six month period ended June 30, 2003 of Cellco Finance N.V. (“Cellco Finance”), a Netherlands Antilles limited liability company (“naamloze vennootschap”). Cellco Finance’s sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey.

On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the “1998 Restricted Notes”).  On December 22, 1999 Cellco Finance issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated December 22, 1999 between Cellco Finance and HSBC Bank USA (the “1999 Restricted Notes”).  Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) in transactions outside the United States in reliance on Regulation S under the Securities Act and to “qualified institutional buyers” under Rule 144A under the Securities Act.

Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the “Credit Agreements”).

Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the “SEC”) and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes.  Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the “1998 Exchange Notes”).  Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes.  Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the “1999 Exchange Notes” and, together with the 1998 Exchange Notes, “Exchange Notes”; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the “Notes”).

The terms “we,” “us,” “our” and similar terms refer to Cellco Finance and do not include or refer to Turkcell.  We do not control Turkcell.  However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell’s business, and our business is subject to all risks and uncertainties to which Turkcell’s business is subject. Accordingly, we refer to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 2003 (the "Cellco Annual Report") and Turkcell’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 2003 (the “Turkcell Annual Report”), both of which are hereby incorporated by reference in this quarterly report, for a detailed description of Cellco's and Turkcell’s business and the risks and uncertainties Cellco and Turkcell face. Turkcell's Quarterly Report on Form 6-K as filed with the Securities and Exchange Commission on September 12, 2003 SEC file number 1-15092 (the "Turkcell Quarterly Report"), is also hereby incorporated by reference.

2

Since our sole business is to issue debt securities and lend the proceeds of those securities to Turkcell, you should read our operating and financial review and prospects in conjunction with “Item 5. Operating and Financial Review and Prospects” in the Turkcell's Annual Report.

The financial information contained in the following discussion and analysis has been prepared and is presented in accordance with US GAAP in US dollars.  The following discussion and analysis should be read in conjunction with the financial statements and related notes as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002 included in the Cellco Annual Report for the year ended December 31, 2002, and the financial statements and related notes as of December 31, 2002 and June 30, 2003, and for each of the six month periods ended June 30, 2002 and 2003 included herein.  The information as of and for each of the six month periods ended June 30, 2002 and 2003 is not audited.

Certain statements contained below, including information with respect to our plans and strategy for our business, are forward looking statements.  The statements contained in this discussion of operating results, which are not historical facts, are forward looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

Operating Results

Revenues. Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements. Revenue for the six month period ended June 30, 2003 of $49,712,000 is equal to revenue for the six month period ended June 30, 2002.

Expenses. Expenses consist primarily of interest paid on the Notes and taxes. Expenses for the six month period ended June 30, 2003 of $49,776,000 is equal to expenses for the six month period ended June 30, 2002.

Critical Accounting Policies

We have prepared our financial statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. As noted in the basis of presentation of our financial statements (Note 2), Turkcell’s current liabilities at June 30, 2003 exceeded current assets by $79.7 million. Also, economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell’s business, financial condition and results of operations. Should Turkcell’s operating results or the Turkish economy suffer further significant declines it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

Liquidity and Capital Resources

We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell’s operations, and any such additional indebtedness will be matched by claims on Turkcell.

Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt owed us. At June 30, 2003, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

3

The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. Annual inflation rate was 29.8% as of June 30, 2003, based on the consumer price index. In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002. The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may affect the financial market negatively in the near future. Turkey’s return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey. At June 30, 2003, Turkcell’s current liabilities exceeded current assets by $79.7 million. As noted in Turkcell’s financial statements this matter may raise doubt about Turkcell’s ability to continue as a going concern. Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards us. Our financial statements have been prepared assuming that Turkcell will continue as a going concern, and that therefore we will continue as a going concern. Turkcell has generated positive cash flows from operations for the past years. Turkcell advised us that its management believes that Turkcell will continue to generate sufficient operating cash flows to operate as a going concern.

We have continued to receive timely payments from Turkcell on our receivable due from Turkcell and we believe that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Under the Indenture (the “1998 Indenture”) governing the 15.00% senior subordinated notes due in 2005 (the “1998 Notes”) issued by us and the 1998 Subordinated Credit Agreement, the 1998 Notes are redeemable, at our option, in whole or in part at any time, on or after August 1, 2002, upon 30 to 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

4

Depending on the outcome of necessary legal and financial analyses, we may decide to redeem the 1998 Notes, in whole or in part, in the future.

There are some regulations in the Indenture (the “1999 Indenture”) governing the 12.75% senior notes due in 2005 issued by us (the “1999 Notes”) and the 1999 Credit Agreement, regarding the exercise of optional redemption of the 1998 Notes.

According to the 1999 Indenture, we cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

Therefore, in order for us to exercise the optional redemption of the 1998 Notes, the 1999 Indenture should be amended accordingly by taking the consent of simple majority of the holders of the 1999 Notes.

Research and Development, Patents and Licenses

We have not had any research and development activities for the last three years. We own no patents.

Trend Information

At June 30, 2003, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. Annual inflation rate was 29.8% as of June 30, 2003, based on the consumer price index. In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002. The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may affect the financial market negatively in the near future. Turkcell’s financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

5

The increased momentum in economic reform has helped to improve financial market sentiment. The Turkish authorities have laid out an ambitious economic stabilization and reform agenda for 2003, and have taken important initial steps in implementing this agenda. Together with the end of hostilities in Iraq and a positive global market sentiment toward emerging market economies, this has helped interest rates to fall while the Turkish Lira has strengthened. The more benign environment also means that the government’s macro economic targets of 5% growth and 20% annual inflation in 2003 remain attainable.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey.

Since our sole business is to issue debt securities and lend the proceeds of the debt securities to Turkcell, you should read “Item 5D. Trend Information” of the Turkcell Annual Report and Turkcell Quarterly Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk Management

The fair value of the 1998 Notes increased from $311.3 million at December 31, 2002 to $313.5 million at June 30, 2003; the fair value of the 1999 Notes increased from $412.5 million at December 31, 2002 to $430.0 million at June 30, 2003.

The following table sets forth as at December 31, 2002 and June 30, 2003 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

	December 31, 2002		June 30, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
	(in millions)	(in millions)	(in millions)	(in millions)

Financial instrument

1998 Notes	300.0	311.3	300.0	313.5
1999 Notes	400.0	412.5	400.0	430.0

Expected future maturities as of December 31, for each of the next three years and thereafter are set forth in the following table:

	2003	2004	2005	Total
	(in millions of US Dollars)

1998 Notes	—	—	300.0	300.0

1999 Notes	—	—	400.0	400.0
	—	—	700.0	700.0

6

Interest Rate Risk Management

The following table sets forth as at December 31, 2002 and June 30, 2003 the principal and maturities of our indebtedness that are sensitive to interest rate fluctuations:

	December 31, 2002		June 30, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument

1998 Notes	300.0	311.3	300.0	313.5
1999 Notes	400.0	412.5	400.0	430.0

Expected future maturities as of December 31, for each of the next four years and thereafter are set forth in the following table:

	2003	2004	2005	Total
	(in millions of US Dollars)

1998 Notes	—	—	300.0	300.0

1999 Notes	—	—	400.0	400.0
	—	—	700.0	700.0

7

Table of contents

Financial statements

Balance sheets at December 31, 2002 and June 30, 2003 (unaudited)

Statements of operations for the six month periods ended June 30, 2002 and 2003 (unaudited)

Statements of cash flows for the six month periods ended June 30, 2002 and 2003 (unaudited)

Notes to the financial statements as of December 31, 2002 and June 30, 2003 (unaudited) and for the six month periods ended June 30, 2002 and 2003 (unaudited)

Cellco Finance N.V.

Balance sheets at December 31, 2002

and June 30, 2003 (unaudited)

Assets	December 31, 2002	June 30, 2003
(in thousands of US dollars)		(unaudited)

Current assets
Cash and cash equivalents (note 4)	3	3
Accrued interest receivable (note 5)	40,000	40,000
Deferred financing costs (notes 3 and 5)	3,424	3,424
Other current assets and receivables	242	306
Total current assets	43,669	43,733

Loans receivable (notes 4 and 5)	700,000	700,000

Deferred financing costs (notes 3 and 5)	5,392	3,680

	749,061	747,413

Liabilities and shareholders’ equity	December 31, 2002	June 30, 2003
(in thousands of US dollars)		(unaudited)

Current liabilities
Accrued interest payable (note 5)	40,000	40,000
Taxes payable (notes 3 and 6)	233	297
Unearned financing fee income (notes 3 and 5)	3,424	3,424
Total current liabilities	43,657	43,721

Notes payable (notes 4 and 5)	700,000	700,000

Unearned financing fee income (notes 3 and 5)	5,392	3,680

Shareholders’ equity
Common stock
Par value US$1.00; authorized 60,000, issued and paid 12,000 shares (note 1)	12	12
Retained earnings	—	—
Total shareholders’ equity	12	12
	749,061	747,413

See accompanying notes to the financial statements

Cellco Finance N.V.

Statements of operations for the six month periods

ended June 30, 2002 and 2003 (unaudited)

	Six months ended June 30,
(in thousands of US dollars, except share data)	2002	2003
	(unaudited)

Income
Interest income (notes 3 and 5)	48,000	48,000
Financing fee income (notes 3 and 5)	1,712	1,712
Total revenue	49,712	49,712

Expenses
Interest expense (notes 3 and 5)	(48,000)	(48,000)
Financing cost (notes 3 and 5)	(1,712)	(1,712)
Operating and other expenses re-charged (note 1)	64	64
Income before taxes	64	64

Taxes on income (notes 3 and 6)	(64)	(64)

Net income	—	—

Basic and diluted earnings per common share	—	—

Weighted average number of common shares outstanding	12,000	12,000

See accompanying notes to the financial statements

Cellco Finance N.V.

Statements of cash flows for the six month periods

ended June 30, 2002 and 2003 (unaudited)

	Six months ended June 30,
(in thousands of US dollars)	2002	2003
	(unaudited)

Cash flows from operating activities:
Net income	—	—

Changes in assets and liabilities:
Accrued interest receivable	—	—
Other current assets and receivables	(52)	(64)
Accrued interest payable	—	—
Accrued income taxes	52	64
Net cash used in operating activities	—	—

Cash flows from financing activities:
Deferred financing costs	1,712	1,712
Unearned financing fees	(1,712)	(1,712)
Net cash provided by financing activities	—	—

Net increase in cash and cash equivalents	—	—

Cash and cash equivalents at the beginning of period	3	3

Cash and cash equivalents at the end of period	3	3

Supplemental cash flow information:
Interest paid	48,000	48,000
Taxes paid	117	—

See accompanying notes to the financial statements

Cellco Finance N.V.

Notes to the financial statements

As of December 31, 2002 and June 30, 2003 (unaudited) and for the six month periods ended June 30, 2002 and 2003 (unaudited)

(1)           Activities and ownership

Cellco Finance N.V. (the “Company”) was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Caracasbaaiweg 199, Curaçao, the Netherlands Antilles, and is registered with the trade register of the Chamber of Commerce and Industry in Curaçao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the “Foundation”). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curaçao N.V., a Netherlands Antilles trust company (the “Trust Company”). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. (“Turkcell”). The Company issued US$300,000,000 15% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2005 and US$400,000,000 12.75% Senior Notes (the “Senior Notes”) due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

Shareholder’s equity consists of the following at December 31, 2002 and June 30, 2003 (unaudited):

	Common stock		Total shareholders’ equity
(in thousands of US dollars, except share data)	Shares	Amount

Balance at December 31, 2002 and June 30, 2003	12,000	12	12

The Company had no comprehensive income for the six month periods ended June 30, 2002 and 2003 (unaudited).

(2)           Basis of preparation of financial statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s year-end is December 31. These financial statements cover the six month period ended June 30, 2003. The comparative figures for 2002 in the statements of operations cover the six month period ended June 30, 2002 and the comparative figures in the cash flows cover the six month period ended June 30, 2002.

The financial statements and related notes for the six month period ended June 30, 2002 and 2003 are unaudited and in the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results of operations for the six month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year or any other interim period.

At June 30, 2003, substantially all of the Company’s assets represent amounts receivable from Turkcell Iletisim Hizmetleri A.S. (“Turkcell”). The Company’s results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell’s business, financial condition, results of operations or liquidity. In particular, the Turkish economy has been adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. Annual inflation rate was 29.8% as of June 30, 2003, based on the consumer price index. The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may affect the financial market negatively in the near future. Turkey’s return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. At June 30, 2003, Turkcell’s current liabilities exceeded current assets by $79.7 million. As noted in Turkcell’s financial statements this matter may raise doubt about Turkcell’s ability to continue as a going concern. The Company’s cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards the Company. The financial statements of the Company have been prepared assuming that Turkcell will continue as a going concern, and that therefore the Company will continue as a going concern. Turkcell has generated positive cash flows from operations for the past years. Turkcell’s management believes that Turkcell will continue to generate sufficient operating cash flows to operate as a going concern.

The Company has continued to receive timely payments from Turkcell on its Note receivable and believes that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, the financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

(3)           Summary of significant accounting policies

Significant accounting policies followed in the preparation of the financial statements referred to above are set out below:

(a)  Revenue and expense recognition

The accrual basis of accounting is followed for the recognition of revenue and expenses.

(b)  Deferred financing cost and unearned financing fees

Financing costs incurred in connection with the issuance of the Notes, which were recharged by the Company to Turkcell, are deferred and are amortized over the terms of the Notes as an adjustment to financing fee income and financing costs.  Other costs relating to the issuance of the Notes are paid directly by Turkcell.

(c)  Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d)  Earnings per share

The Company adopted SFAS No. 128, Earnings Per Share. In accordance with this statement, basic earnings per share are computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

(e)  Foreign currency transactions

Transactions denominated in currencies other than US Dollars are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in currencies other than US Dollars are converted into US Dollars at the exchange rates ruling at the balance sheet date with the resulting exchange differences recognized in the determination of income.

(4)           Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amounts approximate fair value because of the short maturity of those instruments.

Loans receivable and notes payable

The fair values of loans receivable and notes are estimated based on the quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2002		June 30, 2003
			(unaudited)
(in thousands of US dollars)	Carrying amount	Fair value	Carrying amount	Fair Value

Cash and cash equivalents	3	3	3	3
Loans receivable	700,000	723,750	700,000	743,500
Notes payable	700,000	723,750	700,000	743,500

(5)           Loans receivable, accrued interest receivable, notes payable and accrued interest payable

15% Senior Subordinated Notes due 2005

The Company issued US$300,000,000 aggregate principal amount of 15% Senior Subordinated Notes due 2005 on July 23, 1998.

Under an Issuer Credit Agreement dated July 23, 1998, the Company has loaned to Turkcell US$300,000,000 net of financing fee.

The Company and Turkcell filed a registration statement to register the exchange offer of the 15% Senior Subordinated Notes of the Company (the “Notes”)  under the Securities Act of 1933. A registration statement for the exchange offer was declared effective on October 14, 1999.

Principal, maturity and interest:

The Notes are limited in aggregate amount to US$400,000,000, US$300,000,000 of which was issued in the offering, and US$100,000,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005.  Interest accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the registered holders on the preceeding January 15 and July 15.

Redemption:

The Notes are redeemable, at the option of the Company, in whole or in part at any time, on and after August 1, 2002, upon 30 to 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, additional amounts and additional interest, if any, to the date of redemption.

Year	Percentage
2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

The Senior Subordinated Notes may also be redeemed, in whole but not in part, at the Company’s option, upon 30 to 60 days’ notice at 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

Security:

The Issuer Credit Agreement is a general unsecured obligation of Turkcell and is subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the Issuer Credit Agreement dated July 23, 1998.

Covenants:

The governing Indenture contains certain customary covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

Senior Notes due 2005

The Company issued US$400,000,000 aggregate principal amount of 12.75% Senior Notes due 2005 on December 22, 1999.

Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000 net of financing fee.

Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12.75% Senior Notes of the Company (the “Senior Notes”). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

Principal, maturity and interest:

The Senior Notes are limited in aggregate amount to US$500,000,000, US$400,000,000 of which was issued in the offering, and US$100,000,000 of which may be offered from time to time in the future.  In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes.  The Senior Notes mature at par on August 1, 2005.

Interest accrues 12.75% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceding January 15 and July 15.

Redemption:

The Senior Notes may be redeemed, in whole, at the Company’s option, upon 30 to 60 days’ notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

Security:

The payment of all obligations under the Issuer Credit Agreement dated December 22, 1999 is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

Covenants:

The governing Indenture contains certain customary covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

(6)           Taxes on income

The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company’s taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of US$80,000,000.

(7)           Management agreement

On January 27, 1998, the Company signed a management agreement with Amicorp Curaçao N.V., a Netherlands Antilles trust company. Under this agreement, Amicorp Curaçao N.V. shall be managing director of the Company and will be responsible for the operations of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereonto duly authorized.

CELLCO FINANCE N.V.
By: AMICORP CURACAO N.V.,

Managing Director

	By:	/s/ Jeroen van der Woord
Jeroen van der Woord
Managing Director

Dated: September 15, 2003